Exhibit 99.19

CRH Medical Announces Voting Results of Shareholders Meeting

VANCOUVER, April 30, 2015 - CRH Medical Corporation (the “Company”) (TSX: CRH) (OTCQX: CRMMF), announces the following voting results for the Company’s 2015 Annual Meeting of Shareholders (the “Meeting”). At the Meeting the nominees listed in the Company’s management proxy circular were re-elected as directors, and KPMG LLP was appointed as auditor of the Company for the coming year.

A total of 30,044,472 common shares of the 61,010,701 shares outstanding were voted at the Meeting, representing approximately 49.24% of the issued and outstanding common shares of the Company. The Company received proxies from shareholders as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Anthony Holler	26,433,831	98.37%	426,250	1.58%
Dr. Bergein Overholt	26,088,589	97.11%	774,642	2.88%
Dr. David Johnson	26,063,589	97.11%	774,642	2.88%
Todd Patrick	26,417,481	98.41%	426,250	1.58%
Ian Webb	26,469,981	98.43%	421,250	1.56%
Edward Wright	26,186,881	97.57%	651,350	2.42%

In addition, KPMG LLP was appointed auditor of the Company for the upcoming year, by a show of hands.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH also operates full service gastroenterology anesthesia services businesses, which provide anesthesia services for patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthesia makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures than in the absence of anesthesia. CRH expects to leverage the capabilities it acquired through these gastroenterology anesthesia companies to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

For more information, please contact:

Edward Wright, Chief Executive Officer

CRH Medical Corporation

604.633.1440 x1008

ewright@crhmedcorp.com

or

Richard Bear, Chief Financial Officer

CRH Medical Corporation

604.633.1440 x1048

rbear@crhmedcorp.com